Exhibit 99.13

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CALL-NET ENTERPRISES INC.

SEPTEMBER 30, 2003

CALL-NET ENTERPRISES INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

[millions of Canadian dollars]	September 30, 2003	December 31, 2002

ASSETS
Cash and cash equivalents	57.1	34.1
Short-term investments	93.5	90.9

Cash, cash equivalents and short-term investments	150.6	125.0
Accounts receivable [note 2]	36.1	89.3
Other current assets [note 3]	75.8	4.4

Total current assets	262.5	218.7

Capital assets [note 4]	526.1	600.0
Other assets [note 5]	92.7	101.1

Total assets	881.3	919.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued liabilities [note 6]	174.6	159.4
Long-term liabilities [note 7]	441.5	511.8
Commitments and contingencies [notes 7 and 9]
Shareholders’ equity
Capital stock [note 8]
Common Shares, unlimited authorized	54.2	50.3
Class B Non-Voting Shares, unlimited authorized	287.8	256.0
Preferred Shares, unlimited authorized	—	—
Deficit	(76.8)	(57.7)

Total shareholders’ equity	265.2	248.6

Total liabilities and shareholders’ equity	881.3	919.8

See accompanying notes

CALL-NET ENTERPRISES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(UNAUDITED)

					Pre-
					recapitalization

	Three	Nine	Three	Six	Three
	Months	Months	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,	March 31,
[millions of Canadian dollars, except per share amounts]	2003	2003	2002	2002	2002

Revenue	204.9	601.2	198.6	396.5	201.8
Carrier charges	108.5	313.1	113.9	232.3	116.8

Gross profit	96.4	288.1	84.7	164.2	85.0
Operating costs	73.0	215.7	69.7	158.9	73.1

Earnings before interest, taxes, depreciation and amortization and unusual items	23.4	72.4	15.0	5.3	11.9
Unusual items [note 11]	—	7.0	(97.6)	(72.0)	—

Earnings (loss) before interest, taxes, depreciation and amortization	23.4	65.4	112.6	77.3	11.9
Depreciation and amortization	(38.7)	(118.4)	(40.5)	(79.2)	(41.8)
Interest on long-term debt	(11.1)	(34.3)	(15.5)	(31.1)	(60.3)
Interest and other income (expense)	(2.6)	(3.0)	(1.3)	(1.3)	(0.8)
Foreign exchange gain (loss)	(0.4)	73.1	(25.7)	1.9	(1.8)

Income (loss) before taxes	(29.4)	(17.2)	29.6	(32.4)	(92.8)
Income tax benefit (expense)	(0.3)	(1.9)	(0.5)	(0.9)	1.0

Net income (loss) for the period	(29.7)	(19.1)	29.1	(33.3)	(91.8)
Deficit, beginning of period	(47.1)	(57.7)	(62.4)	—	(2,759.4)

Deficit, end of period	(76.8)	(76.8)	(33.3)	(33.3)	(2,851.2)

Basic earnings (loss) per share [note 12]	(1.13)	(0.77)	1.22	(1.40)	(20.26)
Fully diluted earnings (loss) per share [note 12]	(1.13)	(0.77)	1.22	(1.40)	(20.26)

See accompanying notes

CALL-NET ENTERPRISES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

					Pre-
					recapitalization

	Three	Nine	Three	Six	Three
	Months	Months	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,	March 31,
[millions of Canadian dollars]	2003	2003	2002	2002	2002

OPERATING ACTIVITIES
Net income (loss) for the period	(29.7)	(19.1)	29.1	(33.3)	(91.8)
Add (deduct) operating items not requiring cash:
Depreciation and amortization	38.7	118.4	40.5	79.2	41.8
Interest and other (income) expense	0.3	1.2	0.4	1.2	(0.2)
Foreign exchange (gain) loss on long-term debt	(1.4)	(68.5)	25.2	(3.0)	1.8
Gain on repurchase of long-term debt [note 11]	—	—	(93.1)	(93.1)	—
Gains on disposals of capital assets	—	—	(4.5)	(4.5)	—
Write-down of capital assets	—	—	—	10.7	—
Interest on long-term debt	—	—	—	—	35.7
Future income taxes	—	—	—	—	(2.4)

Cash provided by (used in) operations before changes in non-cash working capital	7.9	32.0	(2.4)	(42.8)	(15.1)
Net change in non-cash working capital balances related to operations	(1.7)	(6.7)	1.3	53.9	(8.3)

Cash provided by (used in) operating activities	6.2	25.3	(1.1)	11.1	(23.4)

INVESTING ACTIVITIES
(Increase) decrease in short-term investments	(17.2)	(2.6)	0.1	(12.5)	217.2
Acquisition of capital assets	(13.7)	(30.8)	(21.7)	(53.0)	(16.0)
Acquisition of MPS Canada [note 10]	(20.0)	(20.0)	—	—	—
Net proceeds on disposal of capital assets and rights	0.9	7.8	8.9	8.9	—
Proceeds on sale of accounts receivable [note 2]	10.0	10.0	—	—	—
Increase in deferred costs	—	—	—	—	(2.6)

Cash provided by (used in) investing activities	(40.0)	(35.6)	(12.7)	(56.6)	198.6

FINANCING ACTIVITIES
Increase (decrease) in right of way liability	(0.7)	(1.9)	(0.5)	(0.8)	(0.1)
Issuance of Common shares	35.2	35.2	—	—	—
Repurchase of long-term debt	—	—	(29.7)	(29.7)	—

Cash provided by (used in) financing activities	34.5	33.3	(30.2)	(30.5)	(0.1)

Net increase (decrease) in cash and cash equivalents during the period	0.7	23.0	(44.0)	(76.0)	175.1
Cash and cash equivalents, beginning of period	56.4	34.1	46.8	78.8	15.5

Cash and cash equivalents, end of period	57.1	57.1	2.8	2.8	190.6

See accompanying notes

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

     [millions of Canadian dollars, unless otherwise indicated]

1.	BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of Call-Net Enterprises Inc. and its subsidiary companies [collectively “the Company"]. These interim consolidated financial statements are prepared using accounting principles and methods of applications that are in conformity with Canadian generally accepted accounting principles [“Canadian GAAP”], and are the same as those used in preparing the most recent annual statements, except for the following developments:

Sales of Receivables

During the three months ended September 30, 2003, the Company entered into a five-year accounts receivable securitization program whereby the Company will sell on an on-going basis, an undivided co-ownership interest in certain of its trade receivables to a securitization trust. Transfers of receivables in securitization transactions are recognized as sales when the Company is deemed to have surrendered control over the transferred receivables and consideration other than for its retained interest in the transferred receivables has been received. When the Company sells its receivables, it derecognizes all receivables sold, recognizes at fair value the assets received and liabilities incurred, and records the gain or loss on sale in “Interest and other income (expense)”. Such gain or loss depends in part on the allocation of the previous carrying amount of the receivables transferred which is allocated between the receivables sold and the Company’s retained interest in the receivables transferred based on their relative fair market value at the date of transfer. The Company estimates the fair value of its retained interest based on the present value of the expected cash flows to be realized from the retained interest using management’s best estimates of the key assumptions — credit and dilution losses, the average life of the receivables sold and discount rates commensurate with the risks involved. Retained interests are initially recorded at their allocated carrying amount. Any subsequent impairment in the value of the retained interest, other than a temporary decline, is recorded as a reduction to income.

Wireless Revenue Recognition and Customer Acquisition Costs

Revenues from wireless communications services are recognized as the services are provided. The Company expenses equipment subsidies related to the acquisition of new wireless service customers upon activation. Other sales and marketing expenses are recognized as incurred.

Stock-Based Compensation Plans

On July 29, 2003, the Company adopted a deferred share unit plan for directors and senior management of the Company [note 8]. Under the plan, participants are entitled to elect to receive a portion of their remuneration in deferred share units. Upon departure of the participant from the Company, these deferred share units can be redeemed by the delivery of Common Shares or Class B Non-Voting Shares of the Company at the then current applicable share market price, or at the participant’s option, by the delivery of the cash equivalent. Compensation expense is recognized in the amount of the participants’ remuneration as their services are provided. The related accrued liability is adjusted to the market price of the Common Shares and Class B Non-Voting Shares as applicable at each balance sheet date.

These interim consolidated financial statements should be read in conjunction with the most recently prepared annual financial statements.

Comparative Figures

Comparative interim consolidated financial statements for periods prior to April 1, 2002 have been presented pursuant to regulatory requirements. In reviewing the comparative interim consolidated financial statements, readers are reminded that they do not reflect the effects of the financial reorganization or the application of fresh start accounting described below.

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

[millions of Canadian dollars, unless otherwise indicated]

Financial Reorganization

On April 10, 2002, the Company completed a Plan of Arrangement pursuant to Section 192 of the Canada Business Corporations Act to surrender all of the Company’s $2.6 billion in principal amount of Senior Notes and Senior Discount Notes in exchange for U.S. $377.0 of new 10.625% Senior Secured Notes due 2008, U.S. $81.9 in cash, and 80% of the equity in the recapitalized company.

The Plan of Arrangement contemplated a series of steps leading to an overall capital reorganization of the Company. These included, among other things:

(a)	the amendment of the Company’s authorized share capital to create three new classes of shares: Common Shares, Class B Non-Voting Shares and Preferred Shares, and the issuance of these Common Shares and Class B Non-Voting Shares in exchange for the Pre-recapitalization Shares;

(b)	the creation and issuance of the Senior Secured Notes and the issuance of the Common Shares and the Class B Non-Voting Shares in exchange for the Pre-recapitalization Notes;

(c)	the cancellation of all Pre-recapitalization Notes, Shares, Options, Entitlements and the termination of the Pre-recapitalization Stock Option Plan;

(d)	the consolidation of the Common Shares on a one for 20 basis and the consolidation of the Class B Non-Voting Shares on a one for 20 basis;

(e)	the adoption of the new Incentive Stock Option Plan [“Option Plan"], Shareholders’ Rights Plan [“Rights Plan"] and Restricted Stock Unit Plan [“RSUP”];

(f)	the reduction and determination of the Company’s stated capital in accordance with the Plan of Arrangement.

Fresh Start Accounting

Pursuant to the Plan of Arrangement, there was a substantial realignment of the equity and non-equity interests of the Company on April 10, 2002. For accounting purposes, the Company has used an effective date of April 1, 2002. The Company’s consolidated balance sheet as at April 1, 2002 was prepared on a fresh start basis after giving effect to the Plan of Arrangement in accordance with The Canadian Institute of Chartered Accountants’ [“CICA”] Section 1625, “Comprehensive Revaluation of Assets and Liabilities”. Under fresh start accounting, the Company’s assets and liabilities were recorded at management’s best estimate of their fair market values and the deficit was eliminated by a reduction of capital stock. The book values of assets and liabilities at April 1, 2002 approximated their fair values, with the exception of capital assets and future tax liabilities. Independent third party analysis was used by management to arrive at the fair value of capital assets. Future tax liabilities were valued based on the temporary differences and tax losses that are available to the Company.

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

[millions of Canadian dollars, unless otherwise indicated]

The completion of the Company’s capital reorganization and comprehensive revaluation of assets and liabilities under fresh start accounting had the following effects:

	April 1, 2002	Re-		Writedowns &		April 1, 2002
	Balance prior to	capitalization		fresh start		Balance after
	re-capitalization	adjustments		adjustments		adjustments

	(Restated)
ASSETS
Cash and cash equivalents	190.6	(111.8	)(1)(2)(3)	—		78.8
Short-term investments	103.2	—		—		103.2
Accounts receivable	110.6	—		—		110.6
Other current assets	58.4	(2.0	)(3)	—		56.4
Capital assets	736.2	—		(89.7	)(4)	646.5
Other assets	166.1	(45.9	)(5)	(0.1)		120.1

Total assets	1,365.1	(159.7)		(89.8)		1,115.6

LIABILITIES
Accounts payable and accrued liabilities	182.9	(13.1	)(6)	—		169.8
Future income tax liability	34.4	—		(34.4)		—
Long-term liabilities	2,662.9	(2,023.4	)(1)	—		639.5

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Capital stock	—	1,342.6	(1)(2)(3)	(1,036.3)		306.3
Pre-recapitalization capital stock	1,336.1	(1,336.1	)(1)	—		—
Deficit	(2,851.2)	1,870.3	(7)	980.9		—

Total liabilities and shareholders’ equity (deficiency)	1,365.1	(159.7)		(89.8)		1,115.6

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

[millions of Canadian dollars, unless otherwise indicated]

(1)	Under the Plan of Arrangement, the Noteholders received a combination of:

a.	U.S.$72.7 of cash on the effective date of the transaction in addition to U.S.$9.2 paid in February 2002,

b.	shares equal to approximately 80% of the equity of the recapitalized Company, and c. U.S.$377.0 Senior Secured Notes due 2008, determined in each case on a pro rata basis, with respect to each Noteholder, by the ratio equal to the dollar value of the accreted principal plus interest as of December 31, 2001 of the Pre-recapitalization Notes owned by such Noteholder divided by the total Pre-recapitalization Note value.

c.	U.S.$377.0 Senior Secured Notes due 2008, determined in each case on a pro rata basis, with respect to each Noteholder, by the ratio equal to the dollar value of the accreted principal plus interest as of December 31, 2001 of the Pre-recapitalization Notes owned by such Noteholder divided by the total Pre-recapitalization Note value.

determined in each case on a pro rata basis, with respect to each Noteholder, by the ratio equal to the dollar value of the accreted principal plus interest as of December 31, 2001 of the Pre-recapitalization Notes owned by such Noteholder divided by the total Pre-recapitalization Note value.

(2)	Immediately after the Plan of Arrangement, Sprint Communications Company L.P. [“Sprint U.S.”] invested $25.0 in exchange for 5% of the post-recapitalization equity of the Company. Sprint U.S. also received $4.9 for the royalty payment relating to the three months ended March 31, 2002.

(3)	Costs directly incurred to effect the recapitalization that were paid in advance of the effective date of the transaction totaling $2.0 were transferred to capital stock. In addition, the opening cash and cash equivalents balance was adjusted for $16.5 of transaction costs to be paid on the completion of the transaction.

(4)	Prior to the application of fresh start accounting, the Company performed an assessment for impairment of the carrying values of its long-lived assets. Based on this assessment, assets available for sale of $78.6 were written down to nil. The value of capital assets was further reduced by $11.1 as part of the implementation of fresh start accounting.

(5)	The write-off of the unamortized balance of deferred financing costs, trademarks, as well as technology and product rights associated with the prior agreement with Sprint U.S.

(6)	Under the Plan of Arrangement, the accrued interest on all Pre-recapitalization Notes was eliminated and interest on the Senior Secured Notes due 2008 was accrued for the period from January 1, 2002 to March 31, 2002.

(7)	The Company used unrecorded tax loss carryforward balances of approximately $1,533 against the gain on retirement of the long-term debt.

2.	ACCOUNTS RECEIVABLE

	September 30, 2003	December 31, 2002

Trade receivables	41.1	98.9
Other	1.2	4.1
Allowance for doubtful accounts	(6.2)	(13.7)

	36.1	89.3

During the three months ended September 30, 2003, the Company entered into a five-year accounts receivable securitization program whereby the Company will sell on an on-going basis, an undivided co- ownership interest in certain of its trade receivables to a securitization trust (the “Trust”) to a maximum of $55.0, of which $10.0 was utilized as at September 30, 2003. The Company will remain exposed to certain risks of default on the amount of the receivables under securitization. The Company will retain servicing responsibilities, and will have a retained interest in the securitized receivables and rights to future excess cash flows generated by the Trust. The sales will be on a fully-serviced basis and the Company will not receive any fees for its on-going servicing responsibilities. The Trust and its investors have no recourse on the Company’s other assets for failure of debtors to pay when due, other than the retained interest of the Trust.

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

[millions of Canadian dollars, unless otherwise indicated]

As at September 30, 2003, the Company had sold $30.8 (2002 —nil) of accounts receivable and transferred $141.2 (2002 — nil) of receivables to the Trust. Included in other current assets is the Company’s retained interest, which is recorded at the lower of cost and fair market value. The key assumptions used in measuring the fair value of the retained interest at the date of sale resulting from the securitizations completed during the three months ended September 30, 2003 are as follows:

	September 30, 2003	September 30, 2002

Cost of funds	10.625%	—
Expected credit loss and dilution	2.71%	—
Average life of receivables sold (days)	34	—

The sensitivity of the above assumptions up to 10 to 20 per cent adverse change is not material.

During the three months ended September 30, 2003, the Company recognized a loss of $1.4 (2002 — nil) on the transfer of receivables, and a loss on servicing of $0.1 (2002 — nil).

3.	OTHER CURRENT ASSETS

	September 30, 2003	December 31, 2002

Inventory	1.8	0.4
Prepaid expenses	6.3	3.2
Retained interest in securitized receivables	66.4	—
Other	1.3	0.8

	75.8	4.4

4.	CAPITAL ASSETS

	September 30, 2003			December 31, 2002

		Accumulated			Accumulated
		Depreciation	Net		Depreciation
		and	Book		and	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Multiplex and telephone switch equipment	459.8	111.5	348.3	452.3	56.5	395.8
Fibre optic cable	106.0	10.7	95.3	108.8	5.5	103.3
Computer equipment and software	132.7	77.0	55.7	115.1	46.8	68.3
Buildings	14.1	0.6	13.5	14.6	0.3	14.3
Leasehold improvements	10.9	5.2	5.7	10.8	1.6	9.2
Furniture and fixtures	10.4	3.4	7.0	10.4	1.9	8.5
Land	0.6	—	0.6	0.6	—	0.6

	734.5	208.4	526.1	712.6	112.6	600.0

Included in capital assets are assets under construction and not yet depreciating of $14.0 (2002 — $19.9).

Included in fibre optic cable assets are right-to-use fibres under IRU agreements with original terms extending to 20 years and net book value totaling $3.4 (2002 — $5.8).

During the three months ended September 30, 2003, the Company entered into an agreement to provide an indefeasible right of use for fibre optic cable having a net book value of $0.5 for proceeds of $0.8, and to provide certain maintenance services. The resulting gain on disposal of $0.3 will be recognized ratably

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

[millions of Canadian dollars, unless otherwise indicated]

over the 20-year term of the service agreement.

During the three months ended June 30, 2003, the Company entered into an agreement to dispose of fibre optic cable having a net book value of $2.3 and to provide certain maintenance services. Related expenses to complete the agreement were $0.1 and proceeds were $3.6. The resulting gain of $1.2 on the fibre will be recognized ratably over the 20-year term of the service agreement. The Company also disposed of equipment having a net book value of $0.3 for proceeds of $0.3, resulting in a net gain/loss of $nil.

During the three months ended March 31, 2003, the Company disposed of a customer call centre and capital assets having a book value of $0.6 and related expenses of $0.3 for proceeds of $0.9 of which $0.6 was received in that period. Net gain/loss was $nil. A further $0.1 and $0.2 was received during the three months ended June 30, 2003 and September 30, 2003 respectively. During the three months ended March 31, 2003, the Company received proceeds of $2.3 relating to certain intangible rights sold under a licensing agreement in 2002. This amount was included in accounts receivable at December 31, 2002.

5.	OTHER ASSETS

	September 30, 2003			December 31, 2002

			Net
		Accumulated	Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Customer relationships	118.4	38.0	80.4	104.4	18.3	86.1
Prepaid right of way	6.9	—	6.9	8.6	—	8.6
Deferred costs	5.0	—	5.0	6.0	—	6.0
Investment in Cybersurf Corp.	0.4	—	0.4	0.4	—	0.4

	130.7	38.0	92.7	119.4	18.3	101.1

During the three months ended September 30, 2003, the Company acquired customer relationships valued at $14.0 [note 10].

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

[millions of Canadian dollars, unless otherwise indicated]

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2003	December 31, 2002

Accrued liabilities and trade payables	65.4	61.1
Carrier payables	69.3	68.7
Commodity, capital and income tax liabilities	18.0	16.4
Accrued interest	10.7	—
Payroll related liabilities	7.7	7.4
Other	3.5	5.8

	174.6	159.4

7.	LONG-TERM LIABILITIES

	Interest Rate	September 30, 2003	December 31, 2002

(a) Senior Secured Notes due 2008	10.625%	404.4	473.1

Long-term debt		404.4	473.1
(b) Right of way liability	10.0%	37.1	38.7

Total long-term liabilities		441.5	511.8

(a)	Senior Secured Notes due 2008

The Company’s outstanding U.S.$299.5 Senior Secured Notes mature on December 31, 2008. The Senior Secured Notes were issued in 2002 at approximately par value and are collateralized by substantially all of the assets of the Company.

The Senior Secured Notes bear interest at 10.625% per annum from December 31, 2001, or from the most recent date to which interest has been paid or provided for, payable semi-annually on June 30 and December 31 in each year, commencing June 30, 2002. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

The Senior Secured Notes are senior secured obligations of the Company and will rank pari passu in right of payment to any future senior unsecured debt and senior to the Company’s future subordinated secured debt. The Senior Secured Notes are governed by a trust indenture which contains certain covenants which, among other things, restrict the ability of the Company to incur additional indebtedness, consummate certain sales of assets, make certain investments, engage in sale-leaseback transactions, pay dividends or repurchase the Company’s capital stock.

On or after January 1, 2006, the Senior Secured Notes will be redeemable, at the Company’s option, in whole or in part, at any time or from time to time at the following redemption prices, plus accrued and unpaid interest to the redemption date, if redeemed during the 12-month period commencing on January 1, 2006 at 105.313%, January 1, 2007 at 102.657% and January 1, 2008 and thereafter at 100.000% of the principal amount.

In the event of a change of control, the Company is required to offer to purchase all outstanding notes at a purchase price of 101% of their principal amount plus accrued and unpaid interest to the date of purchase.

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

[millions of Canadian dollars, unless otherwise indicated]

(b)	Right of way liability

The right of way liability represents the net present value of payments to be made under right of way agreements with terms ranging from 1 to 20 years. The associated assets for the right of ways are recorded in capital assets.

The future payments for the next five years and thereafter are as follows:

2004	4.8
2005	4.8
2006	4.8
2007	4.8
2008	4.7
Thereafter	48.0

Total future minimum payments	71.9
Less imputed interest at 10%	(33.7)

38.2
Less current portion	(1.1)

37.1

8.	CAPITAL STOCK

Shares
Number of Shares	Common	Class B	Preferred

Balance, December 31, 2002	4,051,227	19,788,411	1
Issued during the nine months ended September 30, 2003	—	10,000,000	—
Issued pursuant to restricted stock units	239,499	—	—
Issued pursuant to stock options	883	—	—
Converted during the nine months ended September 30, 2003, net	269,215	(269,215)	—
Fractional shares eliminated due to conversions during the nine months ended September 30, 2003	(15)	(7)	—

Balance, September 30, 2003	4,560,809	29,519,189	1

Dollars	Common	Class B	Preferred

Balance, December 31, 2002	50.3	256.0	—
Issued during the nine months ended September 30, 2003	—	35.2	—
Issued pursuant to restricted stock units	0.5	—	—
Issued pursuant to stock options	—	—	—
Converted during the nine months ended September 30, 2003, net	3.4	(3.4)	—

Balance, September 30, 2003	54.2	287.8	—

During the three months ended September 30, 2003, the Company issued 10,000,000 Class B Non-Voting shares at a price of $3.75 per share. Net proceeds to the Company after deducting fees and expenses was $35.2. In conjunction with this issuance, the Company granted an over-allotment option to purchase up to an additional 1,500,000 Class B Non-Voting shares at a price of $3.75 per share [note 14].

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

[millions of Canadian dollars, unless otherwise indicated]

Stock Options

Under the Option Plan, the Company currently has reserved a total maximum of 2,261,000 Common and Class B Non-Voting Shares. Options granted under the Option Plan will be non-assignable and will expire no more than 10 years from their date of grant or as determined by the Board of Directors. The number of Common Shares and Class B Non-Voting Shares reserved for issuance in the aggregate to any one eligible person pursuant to the Option Plan shall not exceed 5% of the aggregate outstanding Common Shares and Class B Non-Voting Shares. All shares reserved for issuance under the Option Plan are granted under the terms and conditions of the Plan of Arrangement. The Option Plan permits the granting or repricing of options at a price no less than the closing price of the applicable shares on the Toronto Stock Exchange on the business day preceding the date on which the option is granted, or re-priced, as the case may be. Vesting of the options occurs in three yearly installments of 33.3% each. Vesting of those options carrying an exercise price of $8.50 is also dependent on the stock price reaching certain performance levels.

The following is a continuity of stock options outstanding for which Common Shares have been reserved:

Common Shares	September 30, 2003

		Weighted-
		Average
	Number	Exercise Price
	Outstanding	Per Share

Balance, December 31, 2002	926,250	6.27
Granted during the nine months ended September 30, 2003	505,700	2.35
Exercised during the nine months ended September 30, 2003	(883)	0.65
Cancelled during the nine months ended September 30, 2003	(85,000)	7.05

Balance, September 30, 2003	1,346,067	6.11

Exercisable, September 30, 2003	8,217	0.65

     The following table summarizes information about the Common Shares stock options outstanding at September 30, 2003:

Common Shares	Options Outstanding			Options Exercisable

		Weighted-	Weighted-		Weighted-
	Number	Average	Average	Number	Average
	Outstanding at	Remaining	Exercise	Exercisable at	Exercise
Range of Exercise	September 30,	Contractual	Price	September 30,	Price	Expiry
Prices	2003	Life in Years	Per Share	2003	Per Share	Dates

$0.65 to $0.80	29,067	5.9	$0.66	8,217	$0.65	2009
$1.80	377,500	6.4	$1.80	—	—	2010
$4.35	109,800	6.8	$4.35	—	—	2010
$8.50	829,700	5.5	$8.50	—	—	2009

During the nine months ended September 30, 2003, there were no stock options granted for which Class B Non-Voting Shares have been reserved. As at September 30, 2003, there were no Class B Non-Voting Shares stock options outstanding. For stock options granted to employees, had the Company determined compensation costs based on their fair values at grant dates of the stock options consistent with the method prescribed by CICA Handbook Section 3870, the Company’s income/(loss) would have been reported as the pro forma amounts below:

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

[millions of Canadian dollars, unless otherwise indicated]

					Pre-
					recapitalization

	Three	Nine	Three	Six	Three
	Months	Months	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,	March 31,
	2003	2003	2002	2002	2002

Income (loss)	(29.7)	(19.1)	29.1	(33.3)	(91.8)
Pro forma income (loss)	(30.1)	(20.3)	28.7	(33.7)	(91.8)
Pro forma basic and diluted income (loss) per share	(0.88)	(0.74)	1.20	(1.42)	(20.26)

The weighted average fair value for options granted during the three and nine month period ended September 30, 2003 is $2.90 [2002 — $0.38] and $1.57 [2002 - $5.62] respectively. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

					Pre-
					recapitalization

	Three	Nine	Three	Six	Three
	Months	Months	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,	March 31,
	2003	2003	2002	2002	2002

Risk free interest rate	2.85%	2.85% to 3.50%	3.44%	3.44% to 5.47%	—
Expected dividend yield	0%	0%	0%	0%	—
Expected volatility, Common Shares	108.3%	107.9% to 108.3%	90.7%	64.8% to 90.7%	—
Expected time until exercise, in years	3.0	3.0	3.0	3.0 to 7.0	—

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis.

Shareholders’ Rights Plan

The Rights Plan was adopted to ensure that if a person or group is seeking to acquire beneficial ownership of 15% or more of the Common Shares, or 20% of the aggregate Shares of the Company, the shareholders and the Board of Directors are given sufficient time to evaluate the transaction, negotiate with the proposed acquirer, encourage competing bids to emerge, and ensure that all alternatives to the transaction designed to maximize shareholder value have been considered. The term of the Rights Plan is until the termination of the Company’s 2004 annual shareholders meeting. Under the Rights Plan, one right was issued in respect of each share outstanding immediately following the implementation of the Plan of Arrangement. In addition, one right will be issued in respect of each new share issued thereafter. When exercisable, each right will permit the holder to purchase shares with a market value of 200 dollars on payment of 100 dollars.

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

[millions of Canadian dollars, unless otherwise indicated]

Restricted Stock Unit Plan

Restricted stock units [“RSU’s"] are subject to vesting provisions, which may include, at the discretion of the Board of Directors, the achievement of performance criteria. RSU grants are settled by the delivery of shares to the participant or, at the participant’s option, the delivery of the cash equivalent market value of the shares based on the five trading day average of the closing price of the Common Shares on the Toronto Stock Exchange. If shares are to be delivered, the Company will have the option to deliver shares issued from treasury or shares purchased on the Toronto Stock Exchange by an independent administrator. The RSUP provides that the maximum number of shares deliverable to participants under the RSUP shall be 678,000 Shares. The maximum term for any RSU is three years. The outstanding RSU’s vest in three annual installments of 33.3% each. The resulting compensation expense recorded for the three and nine month periods ended September 30, 2003 is $0.4 [2002 — $0.1] and $1.2 [2002 — $0.1] respectively.

The following is a continuity of RSU’s outstanding for which Common Shares have been reserved:

Restricted Stock Units

September 30, 2003
Number Outstanding

Balance, December 31, 2002	585,500
Settled during the nine months ended September 30, 2003	(239,499)

Balance, September 30, 2003	346,001

Deferred Share Unit Plan

On July 29, 2003 the Company adopted a Deferred Share Unit Plan [“DSUP”]. Participants of the DSUP can elect to receive a portion of their annual compensation in the form of Deferred Share Units [“DSU’s"]. The number of DSU’s received is calculated using the amount of compensation directed to the plan, divided by the share price, based on the five trading day average of the closing price of the Common Shares or Class B Non-Voting Shares as applicable on the Toronto Stock Exchange. DSU’s are redeemable upon the departure of the participant from the Company by the delivery of Common Shares or Class B Non-Voting Shares as applicable, equal to the number of DSU’s credited to the participant, or at the participant’s option, the delivery of cash equal to the number of DSU’s credited to the participant’s account multiplied by the closing price of the applicable shares on the Toronto Stock Exchange on the date of termination. If shares are to be delivered, the shares will be purchased on the Toronto Stock Exchange by an independent administrator. As at September 30, 2003, 8,892 DSU’s were outstanding.

9.	FINANCIAL COMMITMENTS AND GUARANTEES

On September 15, 2003, the Company reached a non-cash fibre settlement with Metromedia Fibre Networks (MFN) and 360 Networks relating to MFN’s rejection under Chapter 11 protection of a fibre agreement entered into in 1998. As a result, there is no adverse financial impact with the settlement of the matter.

During the six months ended June 30, 2003, the Company entered into an agreement to purchase call centre services over the next three years for $4.1 in 2003, and $3.5 in each of 2004 and 2005. The Company also entered into an agreement with a supplier to provide services and a software license that includes a minimum spend commitment of $0.9 in each of the first two years and $1.4 in the third year.

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

[millions of Canadian dollars, unless otherwise indicated]

10.	ACQUISITION

On July 15, 2003, the Company acquired certain assets of Mosaic Performance Solutions Canada (MPS Canada), a reseller of private label long distance services, from its parent group Mosaic Group Inc. The assets acquired include working capital valued at $3.3, computer equipment, software, furniture and fixture assets valued at $2.7 and customer relationships valued at $14.0. This acquisition has been accounted for as a business acquisition using the purchase method, and the results of operations were included in these consolidated financial statements from the date of acquisition. The purchase price was allocated to net identifiable assets acquired based on their estimated fair values. This business will operate as E-force, a division of a subsidiary of the Company.

11.	UNUSUAL ITEMS

During the three months ended June 30, 2003, the Company recorded a special charge of $7.0 for fibre maintenance costs that will be incurred by the Company under contracts for up to 15 years in length without any foreseeable future economic benefit and for which the Company has determined there is no reasonable prospect of recovery.

During the three months ended September 30, 2002, the Company purchased for cancellation a total of U.S. $77.5 of the outstanding U.S. $377.0 Senior Secured Notes due 2008 at market prices. The total cost of these purchases to the Company was $29.7 resulting in a gain of $93.1. As well, the Company disposed of certain intangible rights under a licensing agreement for proceeds of $4.5, resulting in a gain of $4.5.

During the six months ended September 30, 2002, the Company recorded a special charge of $14.9 for severance, facility and lease termination costs incurred as part of its plan to further streamline and focus on its operations. As well, during this period the Company recorded a special charge of $10.7 for a provision on redundant assets.

12.	EARNINGS (LOSS) PER SHARE

Earnings (loss) per share have been calculated on the basis of income (loss) divided by the weighted average number of Common Shares and Class B Non-Voting Shares outstanding during the period after recapitalization [September 30, 2003 — 26,277,219; September 30, 2002 — 23,839,625]. Earnings (loss) per share for the three months ended March 31, 2002 have been calculated on the basis of income (loss) divided by the weighted average number of Pre-recapitalization Common Shares, Pre-recapitalization Class B Non-Voting Shares and Pre-recapitalization Class C Non-Voting Shares outstanding during the year. The Pre-recapitalization weighted average number of shares outstanding has been restated to give effect to the 1:20 stock consolidation which occurred April 15, 2002 [March 31, 2002 — 4,529,550]. Due to a loss for the three months and nine months ended September 30, 2003, no incremental shares from the potential exercise of stock options are included because the effect would be anti-dilutive.

13.	SEGMENTED INFORMATION

The Company is a facilities-based carrier of long distance, data, local/home phone services and wireless telecommunications services. It offers different products or services to two market segments: (i) Residential customers and (ii) Business, including small, medium and large business and government customers. Substantially all of the Company’s assets are located in Canada, and revenues are derived from long distance, data and local/home phone services telecommunications services provided in Canada. Assets, including the fibre optic cable network, are not segmented by business unit as assets are shared by all segments.

			Corporate
	Residential	Business	and other	Total

Three months ended September 30, 2003
Long distance	37.3	89.6	—	126.9
Data	3.4	45.6	—	49.0
Local/Home phone services	17.9	11.0	—	28.9
Wireless	0.1	—	—	0.1

Total revenues	58.7	146.2	—	204.9
Operating costs	(21.0)	(21.1)	(30.9)	(73.0)

	37.7	125.1	(30.9)	131.9

Carrier costs				(108.5)

Earnings before interest, taxes, depreciation and amortization and unusual items				23.4

			Corporate
	Residential	Business	and other	Total

Nine months ended September 30, 2003
Long distance	101.5	268.6	—	370.1
Data	11.0	140.1	—	151.1
Local/Home phone services	50.1	29.8	—	79.9
Wireless	0.1	—	—	0.1

Total revenues	162.7	438.5	—	601.2
Operating costs	(56.7)	(65.3)	(93.7)	(215.7)

	106.0	373.2	(93.7)	385.5

Carrier costs				(313.1)

Earnings before interest, taxes, depreciation and amortization and unusual items				72.4

			Corporate
	Residential	Business	and other	Total

Three months ended September 30, 2002
Long distance	36.1	89.0	—	125.1
Data	4.8	48.2	—	53.0
Local/Home phone services	14.1	6.4	—	20.5
Wireless	—	—	—	—

Total revenues	55.0	143.6	—	198.6
Operating costs	(18.4)	(19.6)	(31.7)	(69.7)

	36.6	124.0	(31.7)	128.9

Carrier costs				(113.9)

Earnings before interest, taxes, depreciation and amortization and unusual items				15.0

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

[millions of Canadian dollars, unless otherwise indicated]

Customer Segments

			Corporate
	Residential	Business	and other	Total

Six months ended September 30, 2002
Long distance	69.2	181.4	—	250.6
Data	9.9	99.7	—	109.6
Local/Home phone services	24.7	11.6	—	36.3
Wireless	—	—	—	—

Total revenues	103.8	292.7	—	396.5
Operating costs	(40.6)	(50.7)	(67.6)	(158.9)

	63.2	242.0	(67.6)	237.6

Carrier costs				(232.3)

Earnings before interest, taxes, depreciation and amortization and unusual items				5.3

			Corporate
	Residential	Business	and other	Total

Three months ended March 31, 2002 [Pre-recapitalization]
Long distance	34.8	95.9	—	130.7
Data	5.4	53.5	—	58.9
Local/Home phone services	8.5	3.7	—	12.2
Wireless	—	—	—	—

Total revenues	48.7	153.1	—	201.8
Operating costs	(17.9)	(24.3)	(30.9)	(73.1)

	30.8	128.8	(30.9)	128.7

Carrier costs				(116.8)

Earnings before interest, taxes, depreciation and amortization and unusual items				11.9

14.	SUBSEQUENT EVENT

On October 2, 2003, the Company issued 1,500,000 Class B Non-Voting shares at a price of $3.75 per share pursuant to the exercise in full of an over-allotment option granted by the Company. Net proceeds to the Company after deducting fees was $5.4.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the period ended September 30, 2003

Management’s Discussion and Analysis (MD&A) is intended to help shareholders and other readers understand the dynamics of Call-Net Enterprise Inc.’s (Call-Net) business and the key factors underlying its financial results. It explains trends in Call-Net’s financial condition and results of operations for the quarter and nine months ended September 30, 2003 compared with the operating results for the quarter and nine months ended September 30, 2002. It also compares the balance sheet as at September 30, 2003 to the balance sheet as at December 31, 2002. The MD&A has been prepared in accordance with the requirements of security regulators including Ontario Securities Rule 51-501 and Form 44-101F2 and should be read in conjunction with the Interim Consolidated Financial Statements for September 30, 2003 and Audited Consolidated Financial Statements and MD&A for December 31, 2002.

This MD&A is comprised of four sections:

•	Call-Net’s Business & Strategy

•	Highlights

•	Operating Results

•	Outlook

Forward-Looking Statements

The consolidated financial statements and information and analysis in the management’s discussion and analysis necessarily includes amounts and conclusions based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the financial information, management must interpret the requirements described above, make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information.

Certain statements in the MD&A also constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the results, performance or achievements of Call-Net to be materially different from those expressed or implied by such statements. Such factors include, amongst others, the following: general economic and business conditions, demographic changes, regulation, major technology changes, timing of product introductions, competition, and the ability of Call-Net to attract and retain key employees.

Call-Net’s Business & Strategy

For Canadian consumers, Call-Net is the only national, full service telecommunications alternative to the long-established telephone companies, known as incumbent local exchange carriers, or ILECS. Call-Net, primarily through it wholly owned subsidiary Sprint Canada Inc., offers long distance, home phone, dial-up Internet, and now wireless services to residential customers in Canada’s largest metropolitan areas, and long distance, local, and data (including high speed Internet access) services to Canadian businesses and governments of all sizes.

Call-Net’s operational North American fibre network extends over 14,000 route kilometers (8,600 route miles). This network provides a significant North American geographic footprint connecting Canada’s largest markets and reaches key U.S. markets. Call-Net is seamlessly interconnected to the network of Sprint Communications Company L.P. (Sprint) through multiple interconnection points across the Canada/U.S. border. In Canada, Call-Net also owns and operates a national Cisco Internet protocol (IP) network. Call-Net has connected its North American network with Europe through its own international gateway switches in New York City and London, and a trans-Atlantic fibre indefeasible right of usage (IRU).

To provide local service, Call-Net co-locates its equipment in the switch centres of the ILECs. At September 30, 2003, Call-Net was active in 134 co-locations in nine of Canada’s most populous urban regions. In Montreal and Vancouver, certain of these co-locations are connected to Call-Net’s local switches by metro area fibre networks (MANs). Call-Net can sell local access to an addressable consumer and business market currently estimated at 4.0 million and 2.6 million lines, respectively.

Call-Net is headquartered in Toronto and has operations in 13 offices across Canada, employing almost 1,700 people nation-wide.

Highlights

     In the third quarter of 2003, Call-Net returned to growth and made substantial progress in penetrating both business and residential markets. Call-Net’s revenues in the third quarter are higher than in the second quarter and year-to-date revenues are higher than one year ago. In the residential segment, Call-Net’s home phone service line count grew by over 18,200, and Call-Net offered its customers a bundled home phone and wireless product for the first time. In the business segment, Call-Net continued its success in cross-border initiatives with Sprint, signing up a number of key new customers including Schneider National Inc., Top Producers Systems Inc., The Oppenheimer Group, Siemens Business Services Canada Inc. and Bechtel Corporation.

     Among key developments for the quarter and year-to-date were:

•	Third quarter revenue of $204.9 million, an increase of 3.2% from the comparable period last year and an increase of 5.6% from the preceding quarter;

•	Nine-month revenue of $601.2 million, an increase of 0.5% from the comparable period last year;

•	EBITDA[1] before unusual items of $72.4 million (12.0% of revenue) for the year to date, and $23.4 million for the quarter (11.4% of revenue);

•	Continued strong growth in home phone/local services among both residential and business customers, with a total of 29,100 net new home phone/local service line equivalents being added in the quarter and 68,500 new home phone/local service line equivalents being added year to date;

•	An agreement with Microcell Solutions Inc. under which Call-Net will co-market its Sprint Canada brand home phone service with Microcell’s wireless Fido® service to consumers across Canada;

[1] see section on EBITDA before Unusual Items for definition

•	The acquisition of approximately 115,000 new long-distance customers through the purchase of Mosaic Performance Solutions Canada (since named E-force) from Mosaic Group Inc.;

•	The fourth consecutive quarter of cash flow self-sufficiency[2] in the core operations; and

•	Two successful financings — a $37.5 million share issue, and an accounts receivable securitization program — that contributed to quarter-end cash and available liquidity totalling approximately $200 million.

Customer and Line Count Summary

	2002		2003

	Q3	Q4	Q1	Q2	Q3

Residential Home Phone Service Lines	129,900	133,200	135,800	146,900	165,100
Business Local Line Equivalents*	28,800	38,000	52,700	63,700	74,600

Total Local Lines	158,700	171,200	188,500	210,600	239,700

Residential LD Customers	477,800	448,700	422,900	413,200	525,200
Residential Dial-up Internet Customers	78,800	73,000	68,500	66,400	65,200
Residential Wireless Customers	—	—	—	—	2,600

*	Business local line equivalents include Primary Rate Interfaces (PRIs) quantified as 23 individual business lines (IBLs)

NEW ACCOUNTING POLICIES

In the third quarter, Call-Net adopted a deferred share unit plan for directors and senior management. Under the plan, participants can choose to receive a portion of their remuneration in deferred share units. Upon the participant’s termination, the deferred share units can be redeemed for Common Shares or Class B Non-Voting Shares at the then current market price, or at the participant’s option, for the cash equivalent. Compensation expense is recognized in the amount of the participant’s remuneration as their services are provided. The accrued liability is adjusted to the market price of Common or Class B Non-Voting Shares at each balance sheet date.

During the third quarter, Call-Net realized revenues and costs as a result of implementing the agreement to co-market Sprint’s home phone service with Microcell’s wireless service. Revenues from wireless services are recognized as the services are provided. The Company expenses equipment subsidies related to the acquisition of new wireless service customers upon activation. Other sales and marketing expenses are recognized as incurred.

In the third quarter, Call-Net entered into a five-year accounts receivable securitization program whereby Sprint Canada sold an undivided co-ownership interest in certain of its trade receivables to a securitization trust. The program will affect some line items on the Company’s balance sheet, income statement, and cash flow statement.

Balance Sheet Effect

The Company no longer recognizes the trade receivables transferred under the program as accounts receivable and instead recognizes the fair value of the assets received (the retained interest) and liabilities incurred (such as servicing liability) in the transaction.

Retained interests are initially recorded at their allocated carrying amount. At each reporting date, the Company estimates the fair value of its retained interest based on the present value of expected cash flows using management’s best estimates of key

[2] see section on Cash Flow Self-Sufficiency for definition assumptions including credit and dilution losses, the average life of the receivables sold, and discount rates commensurate with the risks involved. Any change in the value of the retained interest, other than a temporary change, is recorded as a gain or loss on sale in the “Interest and other income (expense)” category.

At September 30, the amount of accounts receivable that have been included as Retained Interest in Other Current Assets is $66.4 million.

Income Statement Effect

The portion of trade receivables sold includes the bad debt associated with those receivables; consequently the bad debt expense related to the sold receivables is not included in operating expenses. Instead, any change in the value of the retained interest, including the effect of bad debt, is recorded as a gain or loss on sale in “Interest and other income (expense)”. Any fees or servicing costs are also recorded in interest and other income (expense).

As a consequence of the accounts receivable securitization, bad debt expense dropped by $1.6 million in the quarter ended September 30, 2003. At the same time, the interest and other income (expense) line on the income statement includes a loss on sale of receivables of $1.5 million. This loss on sale of receivables includes fees, losses on sale, servicing losses, and adjustments to the retained interest valuation.

Cash Flow Statement Effect

The amount of cash advanced to the Company under the program is reflected as a source of cash under Investment Activities, in the line item entitled “Proceeds on sale of accounts receivable”. For the third quarter, this amounted to $10.0 million. The remaining changes in the balance sheet items such as “Accounts receivable” and “Other current assets” (which includes Retained Interests) flow through “Cash provided by operating activities” — more specifically the “Net change in non-cash working capital”. The net impact of the securitization on the cash provided by operating activities was a use of cash of $19.0 million. This negative impact on cash from operating activities includes one-time and monthly fees of $1.0 million and the classification of the proceeds of $10.0 million as proceeds from the sale of receivables assets as an investment rather than an operating activity. The remaining negative impact is the result of timing cash distributions from the securitization trust to the Company. The negative impact on the Company’s operations associated with the accounts receivable securitization is temporary and will be corrected over the next quarter.

The line item impact of the receivables securitization in the third quarter of 2003 is illustrated in the table below.

Balance Sheet	Third Quarter 2003 Impact

Cash, cash equivalents and short-term investments	Down $9.0 million
Accounts receivable	Down $57.2 million
Other current assets (Retained interest)	Up $66.4 million
Net change to current assets	Up $0.2 million

Current liabilities	Up $0.1 million
Shareholder’s equity	Up $0.1 million

Income Statement

Operating expenses	Down $1.6 million
EBITDA before unusual items	Up $1.6 million
Other income/(expense)	Down $1.5 million (higher expense)

Statement of Cash Flow

Cash provided by operating activities	Down $19.0 million
Cash provided by investing — sale of accounts receivable	Up $10.0 million

Operating Results

REVENUE

     Third quarter revenue in 2003 grew by $6.3 million, or 3.2%, over the third quarter of 2002, and $10.8 million, or 5.6%, over the second quarter of 2003. Revenue growth can be attributed partially to the effect of the E-force acquisition, which was completed during the third quarter of 2003, but also to the growth in business revenues.

Revenue Breakdown

				Variance from Prior		Variance from				Variance from
	Three Months Ended			Year		Preceding Quarter		Nine Months Ended		Prior Year

	Sept 30,	Sept 30,	June 30,					Sept 30,	Sept 30,
($ Millions)	2003	2002	2003	$	%	$	%	2003	2002	$	%

Long distance	89.6	89.0	86.4	0.6	0.7%	3.2	3.7%	268.6	277.3	(8.7)	(3.1)%
Data	45.6	48.2	47.3	(2.6)	(5.4)%	(1.7)	(3.6)%	140.1	153.2	(13.1)	(8.6)%
Local	11.0	6.4	10.0	4.6	71.9%	1.0	10.0%	29.8	15.3	14.5	94.8%

Business	146.2	143.6	143.7	2.6	1.8%	2.5	1.7%	438.5	445.8	(7.3)	(1.6)%

Long distance	37.3	36.1	30.6	1.2	3.3%	6.7	21.9%	101.5	104.0	(2.5)	(2.4)%
Data	3.4	4.8	3.6	(1.4)	(29.2)%	(0.2)	(5.6)%	11.0	15.3	(4.3)	(28.1)%
Local	17.9	14.1	16.2	3.8	27.0%	1.7	10.5%	50.1	33.2	16.9	50.9%
Wireless	0.1	—	—	0.1	—	0.1	—	0.1	—	0.1	—

Residential	58.7	55.0	50.4	3.7	6.7%	8.3	16.5%	162.7	152.5	10.2	6.7%

Total	204.9	198.6	194.1	6.3	3.2%	10.8	5.6%	601.2	598.3	2.9	0.5%

Business Revenues

As the table above illustrates, business revenue in the third quarter rose by 1.7% from the previous quarter and 1.8% from the comparable quarter in 2002. The volume of long distance traffic grew by 2.3% relative to the second quarter and by 4.2% relative to the comparable period of 2002, but long distance pricing continues to be exposed to potential declines. Call-Net actually saw modest increases in average revenue per minute (ARPM) between the second and third quarters of 2003. When compared to the third quarter of 2002, however, ARPM in business long distance declined approximately 4.5%. Business data revenue was down in the quarter as compared to both the second quarter of this year and the third quarter of last year due to the expiry of certain contracts.

These declines were offset by strong growth in business local services. In the third quarter, business local service revenue grew by 10.0% compared to the second quarter and 71.9% relative to the comparable period last year. This growth, combined with increases in minute volumes in business long distance, more than compensated for revenue decreases in data and price weakness in business long distance.